Exhibit 99.1

GameSquare Esports Commences Trading on the OTCQB Market in the United States

TORONTO, ON / ACCESSWIRE / December 20, 2021 / GameSquare Esports Inc. (CSE:GSQ)(OTCQB:GMSQF)(FRA:29Q1) ("GameSquare", or the "Company"), an international gaming and esports company, is pleased to announce that it has qualified for trading on the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. and the Company's common shares commenced trading today on the OTCQB under the symbol "GMSQF." The Company's common shares will continue to trade on the Canadian Securities Exchange (the "CSE") under the symbol "GSQ" and on the Frankfurt Exchange under the symbol "29Q1".
"Qualifying to trade on the OTCQB is an important milestone for the Company and for our supportive shareholders," said Mr. Kenna. "We are a global company with a strong connection to the United States. Enhanced accessibility by investors, particularly within the US market, is another step towards meeting our goal of becoming a global leader in esports and gaming. We believe that this could increase liquidity and provide greater access for international investors seeking to own GameSquare Esports and its subsidiary companies Complexity Gaming, GCN, Code Red, and Cut+Sew."
US investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com. The Company's listing on the CSE and the trading of its shares on the OTCQB is expected to provide investors enhanced access to trading.
About GameSquare Esports Inc.
GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. ("Reciprocity"), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity's gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.
Investor Relations
For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:
Kevin Wright, President and Chairman
Phone: (647) 670-2500
Nikhil Thadani
Email: IR@gamesquare.com
Phone: (647) 670-2500

Forward-Looking Information
This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the business and operations of the Company and its subsidiaries and expectations regarding trading and liquidity of its shares. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
Neither the Canadian Securities Exchange ("CSE") nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.
SOURCE: GameSquare Esports Inc.
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